FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Communications Reports Second Quarter 2002 Financial Results

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Amsinckstrasse 57
D-20097 Hamburg
Federal Republic of Germany
(011) 49-40-23708-2
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Report for the Six Months Ended June 30, 2002

I. Six-Month Business Summary

Intershop Communications AG's (“Intershop”, “the Company”, or “the Intershop Group”) business in the first six months of 2002 was impacted by continued weakness in demand for e-commerce software due to corporate information technology (IT) spending constraints.

Revenue and Customers

Intershop generated total revenue of E 24.2 million in the first six months of 2002, representing a decline of E 18.0 million or 43% compared to the same period in 2001. In a challenging market environment, revenues were favorably impacted by six deals over E 1 million as well as the successful adoption of the Company's new products introduced in November of 2001, including the Enfinity MultiSite Platform, the Enfinity Content Management Solution, and the Enfinity Procurement Solution.

License revenue totaled E 12.5 million in the first six months of 2002, representing a year-over-year decline of E 1.1 million or 8%. Service revenue (including services, maintenance, and other revenue) totaled E 11.8 million in the first six months of 2002, a year-over-year decline of E 16.9 million, or 59%. The Company completed the transformation of its business model from an e-commerce platform provider to a provider of complete e-commerce solutions. The e-commerce solutions approach in conjunction with the Company's strategy of partner enablement increased higher-margin license revenue and shifted portions of service revenue and service costs to partners, leading to a more favorable license/service revenue mix of 51%/49% in the first six months of 2002, compared to 32%/68% in the first six months of 2001.

Total six-month 2002 revenue was generated from 296 customers, of which 77 were new customers, compared to 833 and 319 customers, respectively, in the first six months of 2001. Intershop's strategy to focus on multinational corporations was confirmed by sales to customers such as Sun Microsystems, Hewlett-Packard, Otto Group, Karstadt/Quelle, Linde Group, MAN Group, and Shiseido.

The largest portion of license sales was generated by Intershop's flagship Enfinity product line. Six-month 2002 Enfinity license sales contributed 83% to total license revenue versus 86% in the first six months of 2001. During the first six months of 2002, Intershop sold 19 Enfinity platforms (incl. business components), 17 dedicated Enfinity e-business solutions, 4 Enfinity Content Management Solutions, and 2 Enfinity MultiSite Platforms. This brings the number of Enfinity family products, including platforms and solutions, the Enfinity Content Management Solution, and the Enfinity MultiSite Platform, sold to date to 360.

A large number of customer websites went live on Enfinity-based solutions during the first six months of 2002, including: BMW's MINI shop with Intershop's partner KPMG Consulting; Isover / Saint Gobain, the World Soccer Association FIFA, Quelle, Home Shopping Europe, Plus / Tengelmann, Dräger, RTL, and Mein-Hof. de AG with Intershop partner T-Systems in Germany; Royal Auping in the Netherlands; Ocado with UBIS, Rubus, Logica, and Cable & Wireless in the UK; Franklin-Templeton; Widex in Denmark; Sonera with Intershop partner Siemens Business Services Finland; Nokia of Finland with Intershop partner Denkwerk Medienagentur.

As the preferred e-commerce solution for many application service providers (ASP) and telecommunications companies, Intershop 4 continues to be well positioned to serve the market for small and medium-sized enterprises. The Intershop 4 product line remains one of the leading solutions for hosted e-commerce services. The Intershop 4 product line contributed 17% to total license revenue in the first six months of 2002 versus 14% in the first six months of 2001. In January of 2002, the Company introduced its latest Intershop 4 version, Intershop 4.3, which features enhanced data management and currency conversion capabilities.

Business with partners generated approximately 66% of license revenue in the first six months of 2002, compared to approximately 68% in the first six months of 2001. Intershop jointly won new customer accounts with partners, including the World Football Association FIFA with UBIS; the German Ministry of the Interior - BMI - with Siemens Business Services; American Standard China, a provider of plumbing and kitchen products, with D2C2, and the New South Wales Department of Public Works and Services in Australia with Logica. With Intershop's continued focus on indirect partner business, the Company expects a trend towards shifting certain portions of its service revenue and service-related costs to its partners.

Europe remained the Company's primary market in the first six months of 2002, accounting for E 18.2 million or 75% of total global revenue compared to E 35.6 million or 84% in the first six months of 2001. Intershop's position in Europe, particularly in Germany, remains strong due to high customer satisfaction and a large installed base across the region. The Company reduced its European headcount to 480 employees as of June 30, 2002, representing 90% of global headcount, compared to 665 European employees as of December 31, 2001, representing 91% of global headcount.

Revenue for the first six months of 2002 in the Americas region accounted for E 5.3 million or 22% of total global revenue compared to E 5.2 million or 12% in the first six months of 2001. Further workforce reductions throughout the first six months of 2002 have brought headcount in the Americas region to 45 employees as of June 30, 2002, compared to 56 Americas employees as of December 31, 2001.

In the Asia Pacific region, Intershop generated E 0.8 million in revenue in the first six months of 2002, representing 3% of total global revenue in that period. This compares to E 1.5 million in the first six months of 2001, or 4% of total global revenue in that period. The Company reduced headcount across the remaining Asia Pacific locations to 6 employees as of June 30, 2002, compared to 12 employees as of December 31, 2001. Intershop moved to a full distributor model with its implementation partners in the Asia Pacific region in order to provide the most efficient client support to its customers in that region.

Gross Margin

Gross profit generated in the first six months of 2002 totaled E 13.6 million versus E 16.1 million in the first six months of 2001. Gross margin on sales for the first six months of 2002 rose to 56%, from 38% in the first six months of 2001. The increase in gross margins was primarily attributable to the higher share of high-margin license revenue in total revenue in the first six months of 2002 in comparison to the first six months of 2001, as well as improved license and service margins.

The license gross margin during the first six months of 2002 increased to 94%, from 87% in the first six months of 2001. The Company's service margin (including service, maintenance, and other revenue) in the first six months of 2002 rose to 16%, from 15% in the first six months of 2001. The growth in the service gross margin was driven primarily by a better utilization of service personnel and a reduced service workforce.

Expense and Income

Reflecting a systematic cost structure review and strict spending control policies, the Company reduced total six-month operational costs (cost of revenue and operating expenses) by E 61.4 million or 58% year-over-year, from E 105.0 million in the first six months of 2001 to E 43.6 million in the first six months of 2002.

Restructuring costs, related primarily to office space consolidation and employee severances, totaled E 4.4 million in the first six months of 2002, versus E 3.0 million in the first six months of 2001. These charges reflect the restructuring measures announced on February 12, 2002. Depreciation and amortization charges including goodwill amortization charges were E 5.7 million in the first six months of 2002, as compared to E 9.0 million in the first six months of 2001.

Research and development (R& D) charges as well as sales and marketing expenses were further reduced throughout the year. Year-over-year, R& D expenses were reduced by E 4.5 million or 51% to E 4.3 million in the first six months of 2002, as compared to E 8.8 million in the first six months of 2001. Sales and marketing expenses were reduced by E 22.4 million or 58% year-over-year, to E 15.9 million in the first six months of 2002, as compared to E 38.2 million in the first six months of 2001. Sales and marketing expenses included costs related to the CeBIT technology show held in March 2002 and increased commissions to sales staff due to higher license revenue.

General and administrative (G& A) expenses in the first six months of 2002 decreased by E 15.6 million or 65% year over year, to E 8.5 million in the first six months of 2002, as compared to E 24.1 million in the first six months of 2001. The decrease in G& A expenses was largely driven by lower overhead costs associated with a significantly reduced infrastructure supporting Intershop's business model.

The Company incurred a net loss of E 19.0 million in the first six months of 2002, compared with E 62.9 million in the first six months of 2001. This reflects a year-over-year reduction of E 43.8 million, or 70%. Basic six-month 2002 net loss per share was E 0.21, compared to a net loss per share of E 0.71 in the first six months of 2001.

Liquidity and Balance Sheet

In the first six months of 2002, cash usage related to operating activities totaled E 20.4 million, versus E 53.2 million in the first six months of 2001. Investing activities generated a total of E 10.9 million in the first six months of 2002, largely driven by the disposal of marketable securities, compared to a cash usage of E 4.2 million in the first six months of 2001, driven mainly by equipment purchases and a reclassification of cash into restricted cash. A total of E 10.0 million was generated by financing activities in the first six months of 2002 compared with E 0.5 million in the first six months of 2001. Cash generated from financing activities during the first six months of 2002 almost entirely represents the cash investment by the Company's chief executive officer, Stephan Schambach, through a private equity placement.

Cash, cash equivalents, marketable securities, and restricted cash as of June 30, 2002 totaled E 26.0 million, compared to E 36.3 million as of December 31, 2001. Cash usage during the first six months of 2002 was driven primarily by operating losses as well as the cash impacts from restructuring charges incurred from the third quarter of 2001 through the second quarter of 2002.

Trade receivables as of June 30, 2002 were E 13.4 million, as compared to E 11.7 million at December 31, 2001. This increase stems primarily from an increase in revenue compared to the fourth quarter of 2001 and a large proportion of the Company's revenue generated at the end of a quarter, with related trade receivables carrying over into the subsequent quarters. Days sales outstanding at June 30, 2002 were at 98 days compared with 91 days as of December 31, 2001.

Intershop had short-term deferred revenues of E 4.2 million as of June 30, 2002, compared to E 5.6 million as of December 31, 2001. The change in deferred revenue was driven primarily by a fall in deferred license revenue.

Capital Structure

In the first six months of 2002, 6,678 employee stock options were exercised and exchanged for Intershop Communications AG common bearer shares.

On January 23, 2002, Intershop announced that its chief executive officer, Stephan Schambach, would exchange his remaining shares in U. S. subsidiary Intershop Communications, Inc., for Intershop Communications AG common bearer shares. Under the transaction, Intershop Communications AG will issue 12,500,000 Intershop Communications AG common bearer shares from conditional capital III, in exchange for Mr. Schambach's 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG. The share exchange represents a technical consolidation of Intershop's Group share capital from one of its subsidiaries into its parent company, Intershop Communications AG, and has no impact on the current global operating structure of the Company. The transaction provides for a tax-efficient consolidation of the Company's ownership structure stemming from its 1998 initial public offering. The Company expects the transaction will be dilutive to basic earnings per share on a consolidated Intershop Group basis. Basic earnings per share for 2001 will not be affected by the transaction.

On February 28, 2002, Intershop changed the ratio of its American Depositary Shares (ADS) to underlying ordinary Intershop Communications AG common bearer shares from 2 ADSs' equaling 1 ordinary share, to 1 ADS equaling 5 ordinary shares. With this ratio change, each of Intershop's Nasdaq-listed ADS's now evidences ownership of five underlying ordinary shares listed on its primary stock exchange, the Neuer Markt in Frankfurt, Germany. Intershop's trading symbol on the Nasdaq National Market was temporarily changed to ISHPD for approximately 20 days in accordance with Nasdaq regulations. After this notification period, the trading symbol reverted to the Nasdaq National Market designation of ISHP. The ratio change did not affect the value of an investor's ADS holdings. Stockholders of Intershop Communications AG ordinary shares did not see any change in the number of shares held due to the ADS ratio change. The ratio change was non-dilutive and had no impact on Intershop's balance sheet.

On March 4, 2002, Intershop announced its chief executive officer, Stephan Schambach, would invest approximately E 10 million in cash to purchase Company stock. In a private equity placement, Intershop Communications AG issued 8,334,000 new Intershop Communications AG common bearer shares from authorized capital. In turn, Mr. Schambach purchased all 8,334,000 shares at a price of E 1.20 per share. On March 13, 2002, Mr. Schambach subscribed for these new shares; on May 2, 2002, these shares were registered with the Local Court (Amtsgericht) in Hamburg, Germany, in the Commercial Register (Handelsregister). Pricing was based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002. Stephan Schambach now holds 8,336,500 Intershop Communications AG common bearer shares, representing 8.6% of Intershop's outstanding common stock of 96,532,000 common bearer shares as of June 30, 2002. Mr. Schambach's new shares are currently being registered for trading at Deutsche Börse. Mr. Schambach's equivalent cash investment of approximately E 10 million was recorded in the first quarter of 2002.

Including the 12,500,000 Intershop Communications AG common bearer shares to be issued to Mr. Schambach based on a share exchange arrangement announced in January of 2002 (s. above), Mr. Schambach would hold 20,836,500 Intershop Communications AG common bearer shares, or 19.1% of common stock, after these two transactions. The Company expects the transaction will be dilutive to basic earnings per share on a consolidated Intershop Group basis. Total shares outstanding following the completion of this transaction stand at 96.5 million and will be at 109.0 million after completion of the announced share exchange. Basic earnings per share for the fiscal year 2001 will not be affected by these transactions.

In connection with Mr. Schambach's equity investment which involved issuing shares from authorized capital, Intershop's stockholders approved re-adjusting the Company's authorized capitals I and II. Furthermore, during its annual stockholders' meeting on June 6, 2002, in Hamburg, Germany, Intershop received stockholders' approval to extend the authorization to purchase or sell Intershop Communications AG common bearer shares in conjunction with its employee stock options program. Other core resolutions approved by Intershop's fourth annual stockholders' meeting included formally approving the actions of the members of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), electing the members of the Supervisory Board, and authorizing the transfer of domicile from Hamburg, Germany, to Jena, Germany. All resolutions were accepted by at least 98% of the capital represented at the meeting. Approximately 500 stockholders attended the annual stockholders' meeting and approximately 28% of common stock was represented at the meeting.

Directors' Holdings Subject to Reporting Requirements

As of June 30, 2002, Eckhard Pfeiffer (chairman of the Supervisory Board) held 400,000 Intershop Communications AG common bearer shares, Theodore J. Smith (vice-chairman of the Supervisory Board) held 107,290 Intershop Communications AG common bearer shares, Dr. Hagen Hultzsch (member of the Supervisory Board) held 5,000 Intershop Communications AG common bearer shares, Hans W. Gutsch (member of the Supervisory Board) held 350,000 Intershop Communications AG common bearer shares, Stephan Schambach (Chief Executive Officer and Chairman of the Management Board (Vorstandsvorsitzender)) held 8,336,500 Intershop Communications AG common bearer shares and Dr. Jürgen Schöttler (Chief Financial Officer and Member of the Management Board (Vorstandsmitglied)) held no Intershop Communications AG common bearer shares.

Organizational Changes

On February 8, 2002, Intershop announced changes to its top management team. Wilfried Beeck resigned as Chief Operating Officer and Member of the Management Board (Finanzvorstand). Former President Europe, Michael Tsifidaris, left the Company on February 8, 2002.

On April 15, 2002, Intershop appointed Dr. Jürgen Schöttler as Chief Financial Officer and Member of the Management Board (Vorstandsmitglied). Before joining Intershop, Dr. Schöttler was CFO and Managing Director at Messer Griesheim, a leading company in the technical gases industry. In his successful career, he held executive positions at Philips Electronics Germany and Alcan Germany. Reporting to the Company's CEO Stephan Schambach, Dr. Schöttler was put in charge of the finance, human resources, information technology, legal, and the general and administrative departments of the Company.

In order to accelerate Intershop's path to profitability, on February 12, 2002, Intershop launched a series of strategic initiatives:

  New Management Team: The CEO appointed a new management team, based at the Company’s new headquarters in Jena, Germany. The domicile change from Hamburg, Germany to Jena, Germany was approved by the Company’s stockholders at the Company’s annual stockholders’ meeting on June 6, 2002, and is pending registration with the Local Court (Amtsgericht) in Gera, Germany in the Commercial Register (Handelsregister). The new management team is comprised of an increased number of managers with direct profit and loss responsibilities within the various operating areas. The new structure provides for strong customer focus and improved market response time.

  Simplified Company Structure: Intershop streamlined the organization from top to bottom, creating more efficient business operations. Intershop consolidated all its corporate functions into its new headquarters in Jena, Germany.

  Aggressive Sales Program for New Products: With a leaner and more efficient organizational structure in place, all corporate efforts concentrate on revenue generating activities. To support these plans, Intershop targets global enterprise customers, intends to up-sell the new Enfinity MultiSite Platform and Enfinity Content Management Solution offerings within the installed customer base, intensifies indirect selling, and focuses on the Retail and High-Tech & Manufacturing industries.

II. Second Quarter 2002 Business Highlights

Robust Business

  In line with management guidance given on April 30, 2002, revenue totaled E 12.1 million, compared to E 12.2 million in the first quarter of 2002 and E 22.0 million in the second quarter of 2001.

  In a challenging market environment, high-margin license revenue grew to E 6.3 million, representing 52% of total revenue, compared to first quarter 2002 license revenue of E 6.2 million and second quarter 2001 license revenue of E 7.8 million.

  20 new Enfinity family products, including Enfinity Platforms, Enfinity Solutions, Enfinity Content Management Solutions, and Enfinity MultiSite Platforms were sold, bringing the total number sold to date to 360 worldwide.

  Strong customer demand for Enfinity Procurement solutions, representing 69% of total solutions sales.

  Well-balanced mix of license revenue through up-selling into existing customer base and winning new customers.

  21 Intershop-powered customer websites went live in the second quarter, including the World Soccer Association’s FIFA World Cup Online Store as well as websites for Quelle, Sonera, and Nokia.

  Noteworthy second quarter 2002 customers included the New South Wales Department of Public Works and Services in Australia through the Company’s partner Logica, MAN, Hewlett-Packard, Linde Group, Otto Group, Quelle, and Ocado.

Cost Reduction on Track

  For the second consecutive quarter and in line with management guidance, total operational costs (cost of revenue and operating expenses) were reduced by 30% quarter on quarter, to E 18.0 million in the second quarter of 2002.

  Liquidity including cash, cash equivalents, marketable securities, and restricted cash totaled E 26.0 million at the end of the second quarter 2002, compared with total liquidity of E 35.8 million at the end of the first quarter 2002. Second quarter 2002 cash usage was affected by more than E 2 million in cash payments relating to restructuring activities in the second quarter of 2002 and previous quarters.

  The Company’s workforce was reduced by 93 employees or 15% during the second quarter, to a total of 531 employees worldwide as of June 30, 2002.

Bottom Line Result Improving

  Intershop’s net loss was further reduced by 57% quarter on quarter, from a net loss of E 13.3 million in the first quarter of 2002 to a net loss of E 5.8 million in the second quarter of 2002. Compared to the second quarter 2001 net loss of E 28.3 million, Intershop’s second quarter 2002 net loss was reduced by 80%.

III. Subsequent Events

On July 8, 2002, Intershop appointed Werner Fuhrmann as President Europe, Middle East and Africa and Member of the Management Board (Vorstandsmitglied) responsible for sales. Mr. Fuhrmann's appointment is part of the Company's strategy to further strengthen its entire sales organization. Werner Fuhrmann joined Intershop from Groupe Bull/Integris, a leading European IT services provider. In the course of his successful management career at Bull, he most recently held the position of Chief Operating Officer of Integris and Member of the Groupe Bull senior management team. Previously he was the Bull AG General Manager for Central Europe and a member of the German management board for Bull AG.

On July 31, 2002, Intershop announced it had engaged the investment bank ING Barings as its financial advisor. The goal of this engagement is to strengthen the Company's capital structure and to increase its financial flexibility for the future. Intershop is committed to exploring alternative financing options with ING Barings.

On August 6, 2002, Intershop announced the decision of its supervisory board (Aufsichtsrat) to nominate Peter Mark Droste as a new member of Intershop's supervisory board (Aufsichtsratsmitglied). Peter Mark Droste is currently in charge of central and northern European sales for Siebel Systems, a leading provider of Customer Relationship Management (CRM) software. Before joining Siebel Systems, he successfully ran Compaq's German business and held various management positions at companies such as Nixdorf Computer GmbH and Compaq Computer in the Europe Middle East and Africa region.

IV. Business Outlook

Despite seasonally weak software spending patterns in the European software industry, total revenue in the third quarter of 2002 is expected to be flat over the second quarter of 2002. Intershop expects to marginally lower its third quarter 2002 total operational costs and to significantly reduce its quarterly cash consumption compared to the second quarter of 2002. With an improved sales pipeline for the rest of the year, Intershop expects revenue will increase in the fourth quarter of 2002 to break even with quarterly EBITDA costs.

The appointment of Werner Fuhrmann as the Company's new Member of the Management Board responsible for sales (Vertriebsvorstand) and President Europe, Middle East and Africa, is expected to significantly strengthen Intershop's sales organization.

Intershop Communications AG
Condensed Consolidated Balance Sheet (U.S.-GAAP)
(in thousands Euro)
	June 30,	December 31,
	2002	2001
	(unaudited)
ASSETS	€	€
Current assets:
Cash and cash equivalents	9.420	9.107
Marketable securities	8.730	19.358
Restricted cash	7.873	7.873
Trade receivables, net of allowances for doubtful accounts of
(€12,287) and (€13,940), respectively	13.360	11.679
Prepaid expenses and other current assets	6.729	9.976
Total current assets	46.112	57.993
Property and equipment, net	7.257	13.522
Investments	-	-
Goodwill and acquired intangible assets, net	4.473	4.473
Other assets	3.833	3.628
Total assets	61.675	79.616
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	104	99
Accounts payable	1.883	3.540
Accrued restructuring costs	8.689	10.653
Other Accrued liabilities	11.816	15.602
Deferred revenue	4.187	5.569
Total current liabilities	26.679	35.463
Long Term liabilities	159	177
Deferred revenue	39	103
Total liabilities	26.877	35.743
Shareholders' equity
Common stock, stated value €1-authorized: 154,187,975 shares;
outstanding: 96,532,000 shares at June 30, 2002 and 88,191,322
shares at December 31, 2001 respectively	96.532	88.191
Paid-in capital	15.088	13.420
Cash received for unregistered stock	-	-
Accumulated deficit	(79.669)	(60.632)
Accumulated other comprehensive income	2.847	2.894
Total shareholders' equity	34.798	43.873
Total liabilities and shareholders' equity	61.675	79.616

Intershop Communications AG
Condensed Consolidated Statement of Operations (U.S.-GAAP)
(In thousands Euro, except per share amounts, unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2002	2001	2002	2001
	€	€	€	€
Revenues:
Licenses	6.266	7.844	12.452	13.557
Services, maintenance and other revenue	5.805	14.141	11.778	28.705
Total revenues	12.071	21.985	24.230	42.262

Cost of revenues:
Licenses	472	1.314	709	1.764
Services, maintenance and other revenue	4.544	10.251	9.908	24.394
Total costs of revenues	5.016	11.565	10.617	26.158

Gross Profit	7.055	10.420	13.613	16.104

Operating expenses:
Research and development	1.817	4.223	4.278	8.775
Sales and marketing	6.770	17.811	15.887	38.244
General and administrative	3.853	12.031	8.486	24.128
Goodwill and acquired intangible asset amortization	-	2.398	-	4.737
Restructuring costs	581	1.114	4.374	2.995
Total operating expenses	13.021	37.577	33.025	78.879

Operating income (loss)	(5.966)	(27.157)	(19.412)	(62.775)

Other income (expense):
Interest income	63	719	232	2.125
Interest expense	(1)	(3)	(2)	(12)
Write down of investments	-	(2.482)	-	(2.482)
Other income (expense), net	152	596	145	264
Total other income (expense)	214	(1.170)	375	(105)

Net income (loss)	(5.752)	(28.327)	(19.037)	(62.880)

Basic earnings (loss) per share	(0,06)	(0,32)	(0,21)	(0,71)

Shares used in computing:
For basic earnings (loss) per share	93.562	88.125	90.877	88.082

	Intershop Communications AG
	Condensed Consolidated Statement of Cash Flows (U.S.-GAAP)
	(in thousands Euro; unaudited)
	Six Months Ended
	June 30,
	2002	2001
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(19.037)	(62.880)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	5.722	4.343
Amortization of goodwill	-	4.678
Depreciation of investments	-	2.482
Provision for doubtful accounts	(125)	8.984
Loss/(Gain) on disposal of marketable securities	162	(692)
Loss on disposal of equipment	56	-
Change in:
Accounts receivable	(1.823)	1.574
Prepaid expenses and other current assets	3.208	432
Other assets	(345)	(2.040)
Accounts payable	(1.618)	(6.423)
Deferred revenue	(1.358)	(405)
Accrued restructuring liability	1.963	-
Accrued expenses and other liabilities	(7.253)	(3.231)
Net cash used in operating activities	(20.448)	(53.178)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	(7.768)
Sale proceeds on disposal of equipment	412	-
Purchases of equipment, net of capital leases	-	(5.183)
Sale proceeds on disposal of marketable securities	30.865	28.715
Purchase of marketable securities	(20.356)	(19.974)
Net cash used in investing activities	10.921	(4.210)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	10.009	497
Net cash provided by financing activities	10.009	497
Effect of change in exchange rates on cash	(169)	1.282
Net change in cash and cash equivalents	313	(55.609)
Cash and cash equivalents, beginning of period	9.107	84.062
Cash and cash equivalents, end of period	9.420	28.453

Intershop Communications AG
Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders` Equity
(in thousands €, except share data)
		Common Stock			Notes	Deferred	Accumulated	Comprehensive	Total Stockholders'	Cumulative Comprehensive
		Shares	Stated Value	APIC	Receivable	Compensation	Deficit	Income (Loss)	Equity	Income (Loss)
Balance, December 31, 1999		84.390.520	16.878	48.169	(141)	(273)	(45.406)	3.637	22.865	(14.716)
	Net loss						(38.923)		(38.923)	(38.923)
	Foreign currency translation adjustments							1.523	1.523	1.523
	Unrealized Gain (Loss) on Available for Sale Security, net	500.000						(3.451)	(3.451)	(3.451)
	Private Placement of Common Stock, net	1.675.000	100	38.900					39.000
	Issuance of Common Stock for Secondary Offering, net	280.000	335	111.876					112.211
	Conversion of preferred stock of subsidiary to common stock of parent, net of share amounts not converted	275.011	56	(56)
	Issuance of Common Sock for Acquisitions	882.485	275	22.586					22.861
	Exercise of stock options		334	4.635					4.969
	Capital Contribution (net of tax)			12.500					12.500
	Collections on notes receivables from stockholders				141				141
	Amortization of deferred compensation					273			273
	Allocation of par value resulting from stock split		70.025	(70.025)
Balance, December 31, 2000		88.003.016	88.003	168.585	-	-	(84.329)	1.709	173.969	(55.567)
	Net loss						(131.798)		(131.798)	(131.798)
	Foreign currency translation adjustments							837	837	837
	Unrealized Gain (Loss) on Available for Sale Security, net							348	348	348
	Exercise of stock options	188.306	188	330					518
	Appropriation of paid in capital			(155.495)			155.495
Balance, December 31, 2001		88.191.322	88.191	13.420	-	-	(60.632)	2.894	43.874	(186.180)
	Net loss (unaudited)				(19.037)		(19.037)	(19.037)
	Foreign currency translation adjustments(unaudited)							(40)	(40)	(40)
	Unrealized Gain (Loss) on Available for Sale Security, net (unaudited)							(8)	(8)	(8)
	Exercise of stock options	6.678	7	1					8
	Private Placement of Common Stock, net (unaudited)	8.334.000	8.334	1.667					10.001
Balance, June 30, 2002		96.532.000	96.532	15.088	-	-	(79.669)	2.846	34.798	(205.265)

Intershop Communications AG and Subsidiaries

Notes to Consolidated Financial Statements

1. Basis of Presentation

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Neuer Markt. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the fiscal year ended December 31, 2001. The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the fiscal year ending December 31, 2002.

2. Accounting Policies

The consolidated financial statements presented are prepared in conformity with U. S. generally accepted accounting principles (US GAAP). The principle accounting policies adopted by the Company are as follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain financial statement captions are prepared using estimates where it is reasonably possible that these estimates will change in the near term; these include allowances for doubtful accounts and restructuring accruals.

Revenue Recognition

The Company generates the following types of revenue:

Licenses. License fees are earned under software license agreements primarily concluded with end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an agreement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Service and maintenance. Services consist of support agreements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue from technical support and software update rights is recognized ratably over the term of the support agreement. Revenue from consulting and education services is generally recognized as the services are performed.

For agreements that include multiple elements, the fee is allocated to the various elements based on vendor-specific, objective evidence of the fair market value if the elements had been sold separately.

A full description of the accounting policies adopted by the Company can be found in the Company's Annual Report for the financial year ended December 31, 2001.

3. Comprehensive Income

Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on equity securities that are reflected in stockholders' equity instead of net income.

The following table sets forth the calculation of comprehensive income for the periods indicated (in thousands of E):

	Three months ended		Six months ended
	June 30,2002	June 30,2001	June 30,2002	June 30,2001
Net loss	(5,752)	(28,327)	(19,037)	(62,880)
Foreign currency translation gains/losses	149	923	(40)	1,298
Unrealized loss on available-for-sale securities	99	836	(8)	535
Total comprehensive loss	(5,504)	(26,568)	(19,085)	(61,047)

4. Earnings Per Share

The basic net loss per common share is presented in conformity with Statement of Financial Accounting Standards (" SFAS") No. 128 " Earnings Per Share" for all periods presented. It is computed using the weighted-average number of vested outstanding shares of common stock. The diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of the diluted net loss per share for the periods presented because the effect would be antidilutive.

The following table sets forth the computation of basic earnings per share for the periods indicated (in thousands of E, except per share data):

	Three months ended		Six months ended
	June 30,2002	June 30,2001	June 30,2002	June 30,2001
Net loss attributable to common shareholders	(5,752)	(28,327)	(19,037)	(62,880)
Basic and diluted net loss per share
Weighted average common shares outstanding	93,566	88,125	90,879	88,082
Less: weighted average shares subject to repurchase	-	-	-	-
Total weighted average common shares	93,566	88,125	90,879	88,082
Basic and diluted net loss per share	(0.06)	(0.32)	(0.21)	(0.71)

5. Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, " Business Combinations" and SFAS No. 142, " Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are " separable," i. e., if it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than under its predecessor, APB Opinion No.16, although in some instances previously recognized intangibles will be included as part of goodwill.

Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, " The Equity Method of Accounting for Investments in Common Stock." Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

Upon adoption of SFAS No. 142 on January 1, 2002, the Company reclassified certain intangible assets (i. e., assembled workforce) as goodwill, which resulted in an increase in reported goodwill of E 0.3  million. The Company no longer amortizes goodwill effective January 1, 2002. Amortization of goodwill for the three months ended March 31, 2001 was E 2.3  million. During the year ended December 31, 2001, the Company recorded an impairment charge of E 12.0  million related to goodwill and other intangible assets. The Company has not yet determined any additional impact that SFAS No. 142 will have on goodwill or whether a cumulative effect adjustment will be required upon adoption.

In August 2001, the FASB issued SFAS No. 144, " Accounting for the Impairment or Disposal of Long–Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, " Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," it retains the discontinued operations presentation, while broadening that presentation to include an entity component (rather than merely a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. The Company adopted SFAS No. 144 on January 1, 2002 and does not expect that it will have a material impact on its results of operations, financial position, or cash flows, although it may require a change in the way that the Company presents certain transactions in its financial statements.

6. Industry Segment and Geographic Information

The Company is organized based upon legal entities within each geographic location. Within this organizational structure, the Company distinguishes between two fundamental business segments: products and services. The product segment comprises the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Company's products are primarily developed at its facilities in Jena, Germany, and are sold through a direct sales force, partners and independent distributors in Europe, North America, South America, Australia, and Asia. In prior years, the Company was primarily organized in line with the products and services it offers. As a result of the Company's reorganization based upon legal entities within each geographic location, segment information for earlier periods has been restated to conform to the current presentation.

The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief operating decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, with the key financial measures being indicated in the tables below (in thousands of E):

Three months ended June 30, 2002

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	3,439	1,746	214	372	495	6,266
Services, maintenance and other	3,274	1,125	218	140	1,048	5,805
Total revenues	6,713	2,871	432	512	1,543	12,071
Gross profit
Licenses	3,400	1,569	118	372	335	5,794
Services, maintenance and other	(272)	568	(27)	(14)	1,006	1,261
Total gross profit	3,128	2,137	91	358	1,341	7,055
Total operating expenses	12,412	2,490	1,047	465	1,623	18,037
Operating income/loss	(5,699)	381	(615)	47	(80)	(5,966)
Other income/expense, net	1,787	(1,193)	(224)	(254)	98	214
Net loss	(3,912)	(812)	(839)	(207)	18	(5,752)
Long-lived assets	5,764	339	870	60	224	7,257

Six months ended June 30, 2002

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	7,171	3,609	303	530	839	12,452
Services, maintenance and other	7,426	1,648	449	290	1,965	11,778
Total revenues	14,597	5,257	752	820	2,804	24,230
Gross profit
Licenses	7,285	3,271	168	459	560	11,743
Services, maintenance and other	111	262	(253)	116	1,634	1,870
Total gross profit/loss	7,396	3,533	(85)	575	2,194	13,613
Total operating expenses	28,062	5,632	3,603	1,708	4,637	43,643
Operating loss	(13,465)	(375)	(2,851)	(888)	(1,833)	(19,412)
Other income/ expense, net	3,491	(2,275)	(380)	(496)	35	375
Net loss	(9,974)	(2,650)	(3,231)	(1,384)	(1,798)	(19,037)
Long-lived assets	5,764	339	870	60	224	7,257

Three months ended June 30, 2001

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	5,989	313	262	178	1,102	7,844
Services, maintenance and other	7,112	2,022	3,873	286	848	14,141
Total revenues	13,101	2,335	4,135	464	1,950	21,985
Gross profit
Licenses	5,364	223	172	146	625	6,530
Services, maintenance and other	2,101	(348)	2,337	(436)	236	3,890
Total gross profit/loss	7,465	(125)	2,509	(290)	861	10,420
Total operating expenses	25,422	9,504	3,895	5,820	4,501	49,142
Operating income/loss	(12,321)	(7,169)	240	(5,356)	(2,551)	(27,157)
Other income /expense, net	227	(901)	(161)	(197)	(138)	(1,170)
Net income/loss	(12,094)	(8,070)	79	(5,553)	(2,689)	(28,327)
Long-lived assets	9,609	7,690	3,074	2,030	491	22,894

Six months ended June 30, 2001

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	9,503	1,170	447	831	1,606	13,557
Services, maintenance and other	17,128	3,998	4,942	641	1,996	28,705
Total revenues	26,631	5,168	5,389	1,472	3,602	42,262
Gross profit
Licenses	9,167	992	299	412	923	11,793
Services, maintenance and other	4,474	(1,649)	2,029	(1,029)	486	4,311
Total gross profit/loss	13,641	(657)	2,328	(617)	1,409	16,104
Total operating expenses	53,318	23,061	9,452	10,713	8,493	105,037
Operating loss	(26,687)	(17,893)	(4,063)	(9,241)	(4,891)	(62,775)
Other income/ expense, net	2,726	(1,767)	(288)	(405)	(371)	(105)
Net loss	(23,961)	(19,660)	(4,351)	(9,646)	(5,262)	(62,880)
Long-lived assets	9,609	7,690	3,074	2,030	491	22,894

* Significant other geographic locations in 2001 and 2002 include France, Sweden and Dubai.

The accounting policies followed by the Company's business segments are the same as those described for the Intershop Group. They can be found in the Company's Annual Report for the fiscal year ending December 31, 2001.

The Company generated the following license revenues from its Enfinity and Intershop 4 product lines (in thousands of E):

Three months ended June 30	2002	2001
Enfinity	4,496	7,276
Intershop 4	1,770	568
Total	6,266	7,844

Six months ended June 30	2002	2001
Enfinity	10,353	11,676
Intershop 4	2,099	1,881
Total	12,452	13,557

Of the revenues generated from Intershop 4 in the second quarter of 2002, E 1 million were attributable to sales to a related party. Intershop sold Intershop 4 licenses to Dart Software GmbH, a company that distributes software to small and medium-sized companies. Dart Software GmbH is majority-owned by Wilfried Beeck, formerly chief financial officer and member of the Management Board of Intershop and a shareholder of Intershop at close of the reporting period.

7. Restructuring Charges and Asset Impairments

During the three months ended March 31, 2002, the Company approved measures to reduce its workforce and consolidate facilities among other things. Other measures included the appointment of a new management team, the creation of a simplified organizational structure and an aggressive sales program for new products. These measures were taken to align the Company's cost structure with changing market conditions and to accelerate the Company's path to profitability.

A pre-tax charge of E 0.6  million was recorded in the three months ended June 30, 2002 to provide for these actions and other related items.

The following tables summarize the restructuring charges recorded during the three months ended June 30, 2002 (in thousands of E):

	Three months ended		Six months ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Employee-related charges	154	904	1,824	2,098
Facility-related charges	424	-	2,472	498
Other	3	-	78	398
Total restructuring charges	581	904	4,374	2,994

	Employee- related charges	Facility-related charges	Other	Total
Accrued restructuring costs as of December 31, 2001	183	10,313	157	10,653
Currency adjustments	(57)	(665)	(4)	(726)
Restructuring charges from January 1, 2002 through June 30, 2002	1,824	2,472	78	4,374
Utilization	(720)	(2,324)	(99)	(3,143)
Asset Impairments	-	(2,469)	-	(2,469)
Accrued restructuring costs as of June 30, 2002	1,230	7,327	132	8,689

The charges summarized above can be broken down as follows:

Employee-related Charges

Due to worsening economic conditions, a decision was made in the first quarter of 2002 to simplify the Company's organizational structure. This involved streamlining the organization further, by reducing employee numbers to approximately 500 by the end of the second quarter of 2002.

In the first quarter of 2002, the Intershop Group reduced its headcount of 733 employees as of December 31, 2001 to 624. In the second quarter of 2002, the number was reduced to 531 as of June 30, 2002.

The accrued liabilities for employee-related charges primarily include expected future payments relating to the termination of employment agreements, including compensation, social security contributions and legal costs.

Facility-related Charges

In the second quarter of 2002, the Intershop Group recorded further restructuring costs of around E 0.4  million in connection with the consolidation of facilities. The accrued liabilities for facility-related charges primarily include expected future payments for existing rent obligations for premises no longer required, less income from subletting.

Other

The accrued liabilities for other restructuring costs primarily relate to various non-cancelable contracts of no future benefit to the Company.

The restructuring accrual is calculated based on financial estimates and information available as of June 30, 2002. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon actual events and information available at the time.

8. Dividends

The Company did not pay any dividends in the first six months of 2002 or in the previous fiscal year.

9. Research and Development

The Company is continuing to invest resources into research and development of new products in the e-commerce software market. In the first half of 2002, the Company incurred research and development costs of approximately E 4.3 million compared with E 8.8 million in the fist half of 2001. The Company expenses all research and development costs as incurred.

10. Share Repurchase

The Company did not own or repurchase any of its own shares in the first half of 2002.

11. Investments

Investments in debt and marketable equity securities are classified as available-for-sale and are stated at fair value. Unrealized gains and losses, net of deferred income taxes, are reported as a component of other comprehensive income.

12. Stockholders' Equity

The following tables summarize the change in stockholders' equity for the three months ended June 30, 2002 (in thousands of E):

	Three months ended	Three months ended
	June 30, 2002	June 30, 2001
Net loss	(19,037)	(62,880)
Foreign currency translation gains/losses	(40)	1,298
Unrealized gain/loss on available-for-sale securities	(8)	535
Exercise of stock options	8	497
Cash received for unregistered stock	10,001	-
Opening stockholders’ equity	43,874	173,969
Closing stockholders’ equity	34,798	113,419

Unlike reported on July 31, 2002 in the Company's earnings press release, the number of outstanding Intershop common bearer shares was 96,532,000 as of June 30, 2002. The variance to the number of 96,525,322 erroneously presented in the press release was entirely caused by the issuance of 6,678 Intershop common bearer shares from Conditional Capital in connection with exercised employee stock options.

Stock Options

As of June 30, 2002, the number of employee stock options outstanding since 1997 was 10.6  million. In the second quarter of 2002, 6,678 employee stock options were exercised and exchanged for Intershop Communications AG common bearer shares. Details about all of the employee stock options programs can be found in the Company's Annual Report for the fiscal year ended December 31, 2001. None of the members of the Management Board or Supervisory Board were granted stock options under these stock option plans.

Share Purchase and Conversion

On March 12, 2002, the Company's Chief Executive Officer, Stephan Schambach, purchased 8,334,000 bearer shares from the Company at a price of E 1.20 per share, in a private placement transaction. The transaction resulted in total proceeds of approximately E 10.0  million to the Company. The purchase price per share was based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002, the last trading day prior to the day on which the Company's Supervisory Board granted Mr. Schambach the right to purchase the shares. These shares had not been formally registered with the Local Court (Amtsgericht) in Hamburg, Germany, as of March 31, 2002, and as a result the capital injection of E 10.0  million has been disclosed as " Cash received for unregistered stock". On March 13, 2002, Mr. Schambach subscribed for these new shares; on May 2, 2002, these shares were registered with the Local Court (Amtsgericht) in Hamburg, Germany, in the Commercial Register (Handelsregister).

Stephan Schambach (Chief Executive Officer and Chairman of the Management Board) held 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG, as of June 30, 2002. These shares can be converted into 12,500,000 Intershop Communications AG common bearer shares any time before 2004. In January 2002, the Company announced that Stephan Schambach intends to execute his conversion right detailed above. As of June 30, 2002, this conversion had not been completed.

Stock Splits and Change in Stated Value

In February 2002, the Company announced that it had changed the ratio of its American Depositary Shares (ADS). The ratio of American Depositary Shares (ADS) to underlying ordinary shares was changed from 2 ADSs for 1 ordinary share, to 1 ADS for 5 ordinary shares. With this ratio change, each of Intershop's Nasdaq-listed ADSs evidences ownership of five underlying ordinary shares listed on its primary stock exchange, the Neuer Markt in Frankfurt, Germany. The ratio change does not affect the value of an investor's ADS holdings. Stockholders of Intershop ordinary shares did not see any change in the number of shares held. The ratio change is non-dilutive and had no impact on Intershop's balance sheet.

13. Legal Matters

The Company is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, could have a material adverse effect on its results of operations.

At the beginning of 2001, several securities class action lawsuits were filed in the U. S. against Intershop Communications AG, Management Board members and certain other officers and the underwriters of the Company's September 2000 public offering. The plaintiffs allege that the defendants made material misrepresentations and omissions of material facts concerning the Company's business performance. The plaintiffs seek an unspecified amount of damages. The Management Board believes there is no merit to these cases and intends to defend itself vigorously. However, there can be no assurance that the Company will be able to prevail in the lawsuit, or that the outcome of the lawsuit will not adversely affect the Company's operations.

The Bundesaufsichtsamt für den Wertpapierhandel (BAWe –German Federal Supervisory Office for Securities Trading) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of Intershop Communications AG's preliminary results for 2000. BAWe handed this case over to the public prosecutor in Hamburg, Germany, who initiated an investigation into complaints about stock price manipulations in May 2001. The Company is cooperating in full with these investigations and, to the best of the management's knowledge, has never previously been the subject of such investigations. The Company believes there is no merit to these allegations.

This report may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Investor Relations

Intershop Communications AG

Klaus F. Gruendel

Amsinckstrasse 57 · 20097 Hamburg · Germany

Tel.: +49-40-23709-128, Fax: +49-40-23709-111

k. gruendel@intershop. com

http://www.intershop.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft
Date: September 4, 2002
By: /s/ Stephan Schambach
Chief Executive Officer (Vorstandsvorsitzender)